 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Dunn, Jeffrey T. (Last) (First) (Middle) One Coca-Cola Plaza (Street) Atlanta, GA 30313 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol THE COCA-COLA COMPANY (K0) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) March 20, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $.25 par value	03/20/2003	M |	6,000 | A | $21.90625		D
Common Stock, $.25 par value	03/20/2003	F (1) |	1,758.5 | D | $41.47		D
Common Stock, $.25 par value	03/20/2003	F (2) |	1,845.5 | D | $41.46	14,414 (3)	D
Common Stock, $.25 par value				9,083 (4)	I	By 401(k) plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Dunn, Jeffrey T. - March 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$21.90625	03/20/2003	M |	(D) 6,000	(5) | 10/20/2003	Common Stock, $.25 par value - 6,000		0	D
Hypothetical shares						Common Stock, $.25 par value - 1,849		1,849 (6)	I	By Supplemental Benefit Plan

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Carol C. Hayes, Attorney-in-Fact for ________________________________ 03-24-2003 ** Signature of Reporting Person Date Jeffrey T. Dunn Page 2 SEC 1474 (3-99)

Dunn, Jeffrey T. - March 2003
Form 4 (continued)
FOOTNOTE Descriptions for THE COCA-COLA COMPANY (K0)

Form 4 - March 2003

Jeffrey T. Dunn
One Coca-Cola Plaza

Atlanta, GA 30313
Explanation of responses:

(1)   Shares delivered to the issuer to pay the option exercise price.
(2)   Includes 1,411.5 shares delivered to the issuer to pay the option exercise price and 434 shares withheld by the issuer for taxes.
(3)   Includes shares held in a dividend reinvestment program sponsored by SunTrust Securities.
(4)   Shares credited to my account under The Coca-Cola Company Thrift & Investment Plan, a tax-qualified 401(k) plan, as of March 20, 2003.
(5)   Grant (with tax withholding right) was awarded on October 21, 1993. One-third of grant became exercisable one year after date of grant, with the remainder becoming exercisable in equal monthly installments over the next 24 months.
(6)   As of December 31, 2002.

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